Exhibit 99.1

Clearmind Medicine’s Convenes Inaugural Scientific Advisory Board Meeting to Advance Psychedelic-Derived Therapies

Vancouver, Canada, Sept. 25, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced the successful convening of its inaugural Annual Scientific Advisory Board (SAB) meeting. This meeting brought together eight world-renowned professors and experts in psychiatry, addiction research, and metabolic disorders to provide strategic guidance on Clearmind’s innovative clinical and preclinical programs.

A central focus of the SAB discussions was Clearmind’s lead candidate, 5-Methoxy-2-aminoindane (MEAI), currently in Phase 1/2a clinical trials for Alcohol Use Disorder (AUD). Discussions underscored MEAI’s unique pharmacological profile, promising safety data, and potential advantages over emerging GLP-1 therapies, positioning it as a potentially safe, accessible, and cost-effective treatment option. The SAB reviewed compelling preclinical findings, highlighting MEAI’s potential to address not only AUD but also obesity, metabolic syndrome, and veteran mental health challenges.

The SAB also explored strategic opportunities to strengthen the Company’s clinical development and forge potential partnerships, while reviewing Clearmind’s robust intellectual property portfolio, which includes 31 granted patents worldwide. Their insights will guide the Company’s development strategy as the Company aims to advance its mission to deliver transformative psychedelic-derived therapies for global health challenges.

“We are thrilled to unite such an esteemed group of experts to advance our vision,” said Dr. Adi Zuloff-Shani, CEO of Clearmind Medicine. “We believe their guidance will facilitate our efforts to potentially bring MEAI and other psychedelic-derived treatments to patients in need, redefining care for addiction and metabolic disorders.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses it discusses MEAI as a potentially safe, accessible, and cost-effective treatment option, MEAI’s potential to address not only AUD but also obesity, metabolic syndrome, and veteran mental health challenges, strategic opportunities to strengthen the Company’s clinical development and forge potential partnerships, the Company’s development strategy and its mission to deliver transformative psychedelic-derived therapies for global health challenges and the Company’s efforts to potentially bring MEAI and other psychedelic-derived treatments to patients in need, redefining care for addiction and metabolic disorders. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.